Stikeman Elliott LLP      Barristers & Solicitors
5300 Commerce Court West, 199 Bay Street, Toronto, Canada M5L 1B9
Tel: (416) 869-5500      Fax: (416) 947-0866      www.stikeman.com

BY SEDAR	June 16, 2015

British Columbia Securities Commission
Alberta Securities Commission
Financial and Consumer Affairs Authority of Saskatchewan
The Manitoba Securities Commission
Ontario Securities Commission
Autorité des marchés financiers
Nova Scotia Securities Commission
Financial and Consumer Services Commission (New Brunswick)
Office of the Superintendent of Securities (Prince Edward Island)
Office of the Superintendent of Securities Service Newfoundland and Labrador
Office of the Superintendent of Securities (Yukon Territory)
Northwest Territories Securities Office
Nunavut Securities Office

Dear Sirs and Mesdames:

Re:	Alignvest Acquisition Corporation (the “Issuer”) – (Final) Prospectus dated June 16, 2015 (the “Prospectus”) We refer to the Prospectus relating to the distribution of 22,500,000 Class A Restricted Voting Units of the Issuer.

We consent to being named in the Prospectus on the face page of the Prospectus and under the heading “Experts” in the Prospectus, and consent to the use of our legal opinions set out under the headings “Eligibility for Investment” and “Certain Canadian Federal Income Tax Considerations” in the Prospectus, which opinions are provided as of the date of the Prospectus.

We have read the Prospectus and have no reason to believe that there are any misrepresentations in the information contained in the Prospectus that are (i) derived from our legal opinions provided in the Prospectus, or (ii) within our knowledge as a result of the services performed by us in connection with such opinions.

This letter is delivered to the addressees pursuant to the requirements of securities legislation and is not to be used or relied upon for any other purpose.		TORONTO

MONTREAL

OTTAWA
Yours truly,
CALGARY

VANCOUVER

	(signed) “Stikeman Elliott LLP”	NEW YORK

LONDON

SYDNEY